Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Jeffrey Gordon, Staff Accountant

RE:	NGA Holdco, LLC
Item 4.01 Form 8-K
Filed October 5, 2011
File No. 0-52734

Dear Mr. Gordon:

This letter is in response to your letter dated October 11, 2011 regarding disclosures made in the Form 8-K filed October 5, 2011 by NGA Holdco, LLC (the “Company”).

In response to your first and second comments, the Company is contemporaneously filing an amendment on Form 8-K/A (i) to change to September 29, 2011 the date referred to in item 4.01, through which there were no disagreements with our former accountant or reportable event, and (ii) to include a letter from our former accountant indicating their agreement with our disclosures in the Form 8-K/A.

In response to your third comment, once the Company engages a new accountant, we will report the engagement in a new Form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-K.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, you may contact me at (713) 559-7400.

Sincerely,

/s/ Timothy T. Janszen

Timothy T. Janszen Operating Manager NGA Holdco, LLC